April 6, 2019

Division of Corporation Finance
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated March 14, 2019, regarding
Contact Gold Corp.
Draft Offering Statement on Form 1-A
Submitted February 27, 2019
CIK No. 0001759352

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the March letter regarding the above-referenced Draft Offering Statement on Form 1-A. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 1-A Submitted February 27, 2019

Description of Property, page 73

Staff Comment No. 1.

We note your response to comment 5 and we reissue the comment. Please revise to remove the estimates of historic mineralization.

Contact Gold Corp.’s Response:

The Company has removed the estimates of historic mineralization as requested.

Staff Comment No. 2.

We note your response to comment six. Additionally we note your disclosure on page 77 stating that you have drilled 93 holes and your disclosure on page 78 that includes approximately 53 holes that are listed in Table 4. Please revise to comment on the significance of the remaining 40 drill holes.

April 6, 2019

Contact Gold Corp.’s Response:

Of the 40 drill holes not listed in Table 4, only three did not contain a reportable gold intercept (minimum of 0.14 g/t Au over 3.05m) .

* * * * *

Contact Gold Corp. hereby acknowledges that:

•	Contact Gold Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Contact Gold Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 604-426-1295, or Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,

Contact Gold Corp.

John Wenger
Chief Financial Officer

cc:	Kenneth Sam, Dorsey & Whitney LLP